Matthew J. Foehr Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Rd San Ramon, CA 94583-2324

June 16, 2010
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Chevron Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Response Letter Filed April 13, 2010
File No. 001-00368
Dear Mr. Schwall:
In your letter dated May 26, 2010, you provided engineering comments from your review of our April 13, 2010 response letter and our 2009 Form 10-K. The comments and our responses are as follows:
Response Letter of April 13, 2010
Engineering Comments
Supplemental Information on Oil and Gas Producing Activities, page FS-69
Reserve Quantity Information, page FS-69
1.	We do not agree with your position — as presented in response 5 of your April 13, 2010 letter — that the aggregation of proved reserves for several continents as “Other” is permitted by Items 1201 and 1202 of Regulation S-K. Item 1201(d) of Regulation S-K clearly specifies that, for “meaningful disclosure in the circumstances”, a “geographic area” is no more than a continent. Please explain the procedures you will undertake to comply with these Items.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2010

Response:
The company acknowledges the staff’s position that defines a “geographic area” as no more than a continent. As stated in our April 13, 2010 response, the company had believed that grouping continents with reserve quantities less than the 15 percent threshold was “appropriate for meaningful disclosure” based on the company’s facts and circumstances. However, as discussed and agreed, the company will provide information for the continents of Australia and Europe in its future filings. In addition, the company will include an “Other Americas” category comprised of consolidated entities in Canada and South America. As agreed, the company will retain the “Affiliated Companies — Other” category that includes affiliates in South America and Africa. The company will add a footnote in Table V — Net Proved Reserves that breaks out the ending reserves balances in “Other Americas” and “Affiliated Companies — Other” by continent for each reporting period. As agreed in our discussions, this footnote will not provide a formal reconciliation of the reserve activity for these two categories for each reporting period included within the table. In addition, Tables I-IV and VI will not include a further breakout of “Other Americas” and “Affiliated Companies — Other” by continent to prevent disclosure of information that may result in competitive harm. The expanded geographic presentation will be adopted throughout the Form 10-K, where appropriate.
2.	In part, your prior response 7 states, “In these situations [constrained offtake rates], if a project were terminated before completion, for whatever reason, a significant portion of the previously invested capital in the infrastructure would be lost.” Please explain to us in detail how such project terminations would result in the loss of sunk capital rather than a reduction in return on capital employed.
Response:
Major development projects can typically be subdivided into well-dominated assets and infrastructure-dominated assets, based on the investment capital profile and the associated hydrocarbon production output. The relationship of loss of invested capital and reduction of return on capital employed if there were a change in field development plans can best be explained through examples of these two types of assets.
The typical “well-dominated” project has its most significant investment in the drilling and completion of development wells, with scalable infrastructure built to accommodate the field’s natural production profile or offtake rate. The production profile associated with this type of development is triangular in shape with a production peak occurring in early life and declining thereafter with the natural decline of the wells. The capital investment profile matches the dominant financial constraint, well costs, which are a product of drilling costs, schedule and the number of wells drilled. In large resource plays of this type, the drilling program can be accelerated or scaled back without loss of previously invested capital or significant effect on the return on capital employed, as future production rate and capital employed are interrelated.
In contrast, when the company develops oil and gas projects in remote locations or where complex processing is required, the commerciality of the project is often driven by the cost of the processing and/or transportation infrastructure, which significantly exceeds the well costs. These “infrastructure-dominated” projects tend to be very large and require multi-billion dollar investments. The scalability of these projects is typically limited, as changes to the infrastructure to increase capacity can create commercial obstacles, thus limiting proved reserve volumes. There is often a surplus of well capacity to ensure maximum utilization of the infrastructure. Additional wells are drilled as depletion occurs and the project’s production profile is constrained at a plateau controlled by the infrastructure’s throughput limit for an extended period of time, yielding a longer, flatter production profile. The capital investment

Mr. H. Roger Schwall
Securities and Exchange Commission
June 16, 2010

profile is typically front-end loaded, driven by the infrastructure costs. If an infrastructure-dominated development were limited to five years of well development, there is high likelihood the project would not be commercialized in the first place. Moreover, if the project were terminated prematurely at only five years from the final investment decision, there would most likely be a loss of previously-invested capital and a significant reduction in return on capital employed due to the front-loaded investment profile.
For these reasons, the company believes that “infrastructure-dominated” assets are significantly different from the more typical “well-dominated” oil and gas operation, the former having a strong likelihood of both the loss of invested capital and significant reduction in return on capital employed if drilling operations were discontinued. Therefore, it is highly unlikely that the company would elect to discontinue development without extreme changes in market conditions or contract terms.
If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031 or by e-mail at apzi@chevron.com.

Very truly yours,
/s/ Matthew J. Foehr

cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)